UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bright Scholar Education Holdings Limited

(Name of Issuer)
Class A Ordinary Shares, $0.00001 per share

(Title of Class of Securities)
109199109**

(CUSIP Number)

May 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 109199109 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are listed on the New York Stock Exchange under the symbol “BEDU.” Each ADR represents one Class A Share of Bright Scholar Education Holdings Limited.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109199109	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Serenity Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,508,586
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,508,586
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,586
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 109199109	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Serenity Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,508,586
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,508,586
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,586
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 109199109	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Shanghai, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,508,586
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,508,586
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,586
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 109199109	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Serenity Investment Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,508,586
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,508,586
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,586
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.4%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 109199109	SCHEDULE 13G	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Bright Scholar Education Holdings Limited

(b) Address of Issuer’s Principal Executive Offices

No.1, Country Garden Road,Beijiao Town, Shunde District, Foshan, Guangdong 528300,The People’s Republic of China

Item 2.	(a) Name of Person Filing

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Serenity Capital LLC

(ii) Serenity Capital Management, Ltd.

(iii) Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd.

(iv) Serenity Investment Master Fund Limited

(b) Address of Principal Business Office, or, if none, Residence

The principal address of each of the Reporting Persons is c/o Serenity Capital LLC, 530 Lytton Avenue, Suite 200, Palo Alto, California 94301.

(c) Citizenship

(i) Serenity Capital LLC - Delaware, US

(ii) Serenity Capital Management, Ltd.- Cayman Islands

(iii) Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd. - Shanghai, China

(iv) Serenity Investment Master Fund Limited - Cayman Islands

(d) Title of Class of Securities

Class A Ordinary Shares, $0.00001 per share

(e) CUSIP No.:

109199109*

*There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 109199109 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are listed on the New York Stock Exchange under the symbol “BEDU.” Each ADR represents one Class A Share of Bright Scholar Education Holdings Limited.

CUSIP No. 109199109	SCHEDULE 13G	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 109199109	SCHEDULE 13G	Page 8 of 10 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Serenity Capital LLC, Serenity Capital Management, Ltd., Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd. and Serenity Investment Master Fund Limited

(a) Amount beneficially owned: 3,508,586

(b) Percent of class: 23.4%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,508,586

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,508,586

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 109199109	SCHEDULE 13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2017

Serenity Capital LLC

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

Serenity Capital Management, Ltd.

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd.

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

Serenity Investment Master Fund Limited

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

CUSIP No. 109199109	SCHEDULE 13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: June 12, 2017

Serenity Capital LLC

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

Serenity Capital Management, Ltd.

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

Shanghai She Ran Ji Yuan Investment Consulting Co., Ltd.

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director

Serenity Investment Master Fund Limited

By:	Wang CHEN
	Name:	Wang CHEN
	Title:	Director